SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

LECROY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

4.00% CONVERTIBLE SENIOR NOTES DUE 2026

(Title of Class of Securities)

52324WAA7

(CUSIP Number of Class of Securities)

Sean B. O’Connor Vice President of Finance, Chief Financial Officer, Secretary and Treasurer LeCroy Corporation 700 Chestnut Ridge Road Chestnut Ridge, New York 10977 (845) 425-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

William S. Perkins, Esq. Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8574

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$29,650,000	$3,442.37

(1)	Estimated for purposes of calculating the amount of the filing fee only. This amount is calculated as the aggregate outstanding principal amount of the 4.00% Convertible Senior Notes due 2026.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by LeCroy Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase for cash all of its outstanding 4.00% Convertible Senior Notes due 2026 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture (the “Indenture”), dated October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee (the “Trustee”); (2) the Notes; and (3) the Notice of Repurchase Right dated September 8, 2011 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Notice of Repurchase Right”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Notice of Repurchase Right is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Notice of Repurchase Right captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is LeCroy Corporation. The address of the principal executive offices of the Company is 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977. The telephone number of the Company at its principal executive offices is (845) 425-2000. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Information Concerning the Company” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to purchase all of the outstanding Notes. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Information Concerning the Notes” is incorporated herein by reference. As of September 7, 2011, there were $29,650,000 in aggregate principal amount of the Notes outstanding.

(c) Trading Market and Price. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Information Concerning the Notes – Market for the Notes and Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Annex A in the Notice of Repurchase Right is incorporated herein by reference. The offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Notice of Repurchase Right under “Summary Term Sheet” and the following sections under “Important Information Concerning the Repurchase Right” are incorporated herein by reference: “Information Concerning the Notes,” “Procedures to be Followed by Holders Electing to Tender Notes for Repurchase,” “Right of Withdrawal,” “Payment for Surrendered Notes,” “Notes Acquired,” “Interests of Directors, Executive Officers and Affiliates of the Company in the Notes,” “Plans or Proposals of the Company,” “Purchases of Notes by the Company and its Respective Affiliates,” “Material United States Tax Considerations,” “No Solicitations,” “Definitions” and “Conflicts.”

(b) Purchases. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the Company’s knowledge, no officer, director or affiliate of the Company is a holder of any Notes.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Notes are governed by the Indenture. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Information Concerning the Company” and “Important Information Concerning the Repurchase Right – Information Concerning the Notes” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Information Concerning the Notes – The Company’s Current Obligation to Repurchase the Notes” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Notes Acquired” is incorporated herein by reference.

(c) Plans. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Payment for Surrendered Notes” is incorporated herein by reference.

(b) Conditions. The information set forth in the Notice of Repurchase Right under “Summary Term Sheet” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Notice of Repurchase Right under “Summary Term Sheet” is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

(a) Securities Ownership. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company after making reasonable inquiry, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

(b) Securities Transactions. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and “Important Information Concerning the Repurchase Right – Purchases of Notes by the Company and its Respective Affiliates” are incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Notice of Repurchase Right under “Important Information Concerning the Repurchase Right – No Solicitations” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders tendering Notes consists solely of cash, the offer is not subject to any financing conditions, and the offer is for all outstanding Notes.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	To the knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the tender offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Notice of Repurchase Right to Holders of its 4.00% Convertible Senior Notes due 2026, dated September 8, 2011.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Company on September 8, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated October 12, 2006, between LeCroy Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to Form 8-K filed on October 18, 2006).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2011	LeCroy Corporation

	By:	/s/ Sean B. O’Connor
	Name:	Sean B. O’Connor
	Title:	Vice President of Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Notice of Repurchase Right to Holders of its 4.00% Convertible Senior Notes due 2026, dated September 8, 2011.

(a)(1)(B)	Form of Repurchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(1)(D)	Substitute Form W-9.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Press Release issued by Company on September 8, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated October 12, 2006, between LeCroy Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 4.3 to Form 8-K filed on October 18, 2006).

(g)	Not applicable.

(h)	Not applicable.